Filed by Bank of the Ozarks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Community & Southern Holdings, Inc.

(Registration No. 333-208352)

On January 15, 2016, Bank of the Ozarks, Inc. (the “Company”) hosted its Fourth Quarter 2015 Earnings Conference Call. The portions of the conference call that relate to the proposed merger between the Company, Bank of the Ozarks, Community & Southern Holdings, Inc. (“C&S”) and Community & Southern Bank, are furnished below.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain forward-looking information about the Company and C&S that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between the Company and C&S, the proposed impact of the merger on the Company’s financial results, including any expected increase in the Company’s book value and tangible book value per common share and any expected increase in diluted earnings per common share, acceptance by C&S’ customers of the Company’s products and services, the opportunities to enhance market share in certain markets, market acceptance of the Company generally in new markets, and the integration of C&S’ operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about the Company and C&S. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of C&S’ operations with those of the Company will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by the Company’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; general competitive, economic, political and market conditions and fluctuations; changes in the regulatory environment; changes in the economy affecting real estate values; C&S’ ability to achieve loan and deposit growth; projected population and income growth in C&S’ targeted market areas; volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans; and the other factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its most recent Quarterly Report on Form 10-Q filed with the SEC. The Company and C&S assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.

Additional Information About the Pending Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction involving the Company and C&S. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, the Company has filed with the SEC a registration statement on Form S-4 (Registration Statement No. 333-208352) that includes a joint proxy statement/prospectus. The SEC declared the registration statement effective on December 10, 2015. A definitive joint proxy statement/prospectus dated December 10, 2015 was mailed on or about December 17, 2015 to the shareholders of C&S and the Company. The joint proxy statement/prospectus contains important information about the Company, C&S, the proposed merger and related matters. The Company and C&S also plan to file other documents with the SEC regarding the proposed merger transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about the Company and C&S will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website at http://www.bankozarks.com under the Investor Relations tab.

The Company and C&S, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of C&S and the Company in respect of the proposed merger transaction. Certain information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 25, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to C&S’ executive officers and directors, is included in the joint proxy statement/prospectus.

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George Gleason, Chairman and Chief Executive Officer

Eighth, acquisitions were an important part of our story in 2015 and our two pending acquisitions, both announced in the quarter just ended, are, in our opinion, of particular strategic importance and value. Our pending acquisition of Community & Southern Bank, which we announced on October 19, 2015, will be our largest acquisition to date. Community & Southern provides us 47 strategically located and highly complementary Georgia banking offices and one Florida banking office, a large number of talented bankers, particular expertise in both direct and indirect consumer credit, an important loan operations group, two important loan and business analytics groups, and numerous other team members and capabilities which will enhance our Community Banking, loan administration and other business functions. Our pending acquisition of C1 Bank, which we announced on November 9, 2015, will provide us 32 strategically located and highly complementary Florida banking offices, including offices in some of Florida’s highest growth and strongest economic markets. We believe that C1’s unique culture and leadership in technology and innovation will be transformational in our quest to be an industry leader in best-of-class customer experiences and operational efficiency. Both transactions are expected to close in the first half of 2016.

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Greg McKinney, Chief Financial Officer and Chief Accounting Officer of Bank of the Ozarks, Inc.

We continue to believe we have substantial capacity for deposit growth within our existing branch network and from established wholesale funding sources, and we expect our pending acquisitions to augment our deposit growth capacity.

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Tyler Vance, Chief Operating Officer and Chief Banking Officer of Bank of the Ozarks, Inc.

While our efficiency ratio will vary from quarter to quarter, especially in quarters where we have significant unusual items of income and non-interest expense, we have stated in recent conference calls that we expect to see a generally improving trend in our efficiency ratio in the coming years. This is predicated upon a number of factors, including our expectation that we will ultimately utilize a large amount of the current excess capacity of our extensive branch network; our expectation that our core software conversion and improvement projects over the past two years will provide greater functionality for our customers and employees creating opportunities for enhanced operational efficiency; our expectation of achieving additional productivity gains by reallocating resources from Stabilized Properties Group and a few underperforming Community Banking elements to more productive geographies and areas of business; and our expectation that we will achieve significant efficiencies from our pending acquisitions including efficiencies from the adoption of Community & Southern Bank’s consumer lending platform and the deployment of numerous technology applications from C1 Bank’s C1 Labs innovation group.

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We will incur additional unusual items of non-interest expense in future quarters, including non-interest expense related to the closing and core system conversions of acquisitions. As for our two pending acquisitions, Community & Southern Bank and C1 Bank, we can expect acquisition-related and system conversion expenses to be incurred in each quarter of 2016. We expect both transactions will close in the first half of 2016, and we anticipate both core systems conversions will occur in the second half of 2016.